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                     APPOINTMENT OF NEW CEO AT OPTEL, INC.

DALLAS, JULY 30TH, 1999 - OpTel, Inc. announced today that Mr. Pierre Collins has been appointed President of Videotron International, with specific authority for the oversight and management of Le Groupe Videotron's investment in OpTel. OpTel also announced its intention to appoint Mr. Collins as its President and Chief Executive Officer (see attached resume). "We have found an outstanding CEO to lead OpTel successfully to its goal of launching full scale residential telephony on its own switching equipment," said Andre Chagnon, Chairman of the Board. "Mr. Collins offers an uncommon combination of expertise, knowledge of the telecommunications industry, and extensive experience. In particular, for the last two years he was Regional Vice President and General Manager at MetroNet (now AT&T Canada). He possesses strong management skills and exceptional capabilities in corporate finance and operation management."

Mr. Collins will benefit from the collaboration of Mr. Benoit Deschamps, Vice President Financial Planning and Treasurer at Groupe Videotron, who will act as Vice President Financing of OpTel. Mr. Deschamps possesses strong knowledge of the Company's operations and has the financial management expertise required to complete the consolidation of OpTel's financial structure.

In addition, the Board has reviewed the financing plan of OpTel. Initially, OpTel intends to complete its negotiation for an expected $30 million bridge loan from commercial banks. This should provide funding for operations until the end of the calendar year. At the same time, OpTel is working with major investment banks to structure more permanent financing involving both debt and equity.

With the intended retention of Mr. Collins as CEO and the involvement of Mr. Deschamps as Vice President Financing, OpTel furthers the renewal of its management team, which began last spring when three senior executives joined OpTel as Vice President of Sales, Vice President of Marketing and Vice President of Engineering.

The Board of Directors of OpTel, Inc., is confident it has assembled a high-powered team, well equipped to generate significant growth in the Company's operations, benefiting its 750 employees, 217,750 cable subscribers, and 16,560 switched telephone subscribers.

The Board also acknowledges the contribution of Mr. Louis Brunel, OpTel's former CEO, who has decided to retire from the Videotron group of companies, after a rewarding career with them.

OpTel is a leading network-based provider of integrated communications services, including local and long distance telephone, cable television and high-speed Internet access services, to residents of multiple-dwelling units in the United States. The Company currently provides cable television and telecommunications services in a number of metropolitan areas including Los Angeles, San Diego, San Francisco, Phoenix, Denver, Houston, Dallas-Fort Worth, Chicago, Indianapolis, Atlanta, Miami-Ft. Lauderdale and Orlando-Tampa. OpTel is 70.1%-owned by Le Groupe Videotron ltee, a Canadian holding company with controlling interests in companies engaged in cable distribution, telecommunications, and broadcasting.




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For further information, please contact :
Benoit Deschamps: (214) 634-3800

The foregoing includes certain forward looking statements that are identified by words such as "expect" and similar expressions. Achievement of such expectations is subject to various risks and uncertainties, including, among others, the availability of additional financing on a timely basis and on reasonable terms, obtaining various regulatory approvals and successful management of the Company's expansion plans.









PIERRE COLLINS
Pierre Collins spent most of his career in the field of telecommunications.

During the last two years, he was Regional Vice-President and General Manager for MetroNet Communications Inc. (now AT&T Canada), one of Canada's foremost providers of local telecommunications services. As MetroNet's top manager in Eastern Canada, Collins built the company's Eastern operations from the ground up. He orchestrated all aspects of the business, including infrastructure, technology, and sales development.

From 1995 to 1997, Collins was the first President of Capital Communications CDPQ inc., a private equity investor specializing in the communications and telecommunications industries. Capital Communications is a subsidiary of Caisse de depot et placement du Quebec, one of the largest pension funds in North America, with total assets of C$68 billion. Collins conducted the company's structuring and devised its 5-year business plan. Under his management, the portfolio value of Capital Communications increased from C$630 million to C$950 million.

Collins also worked for BCE Mobile, Optinet Telecommunication, and CF Telecom, and acted as Director of the North American Telecommunication Group for Alcan Aluminum. He graduated in 1982 with a B.A. in Mathematics and Computer Science from University of Montreal.